SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Rezolute, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037230208

(CUSIP Number)

Genexine, Inc., B-4 700,

Daewangpangyo-ro, Bundang-gu,

Seongnam-si, Gyeonggi-do,

Republic of Korea

+ 82 31 628 3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 037230208

1.	Names of Reporting Persons. Genexine, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,826,019 Shares of Common Stock
	8.	Shared Voting Power 0 Shares of Common Stock
	9.	Sole Dispositive Power 1,826,019 Shares of Common Stock
	10.	Shared Dispositive Power 0 Shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,826,019 Ordinary Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.9%*
14.	Type of Reporting Person (See Instructions) CO

*

Percentage is calculated based on 8,352,277 shares of Common Stock outstanding as of May 12, 2021, as reported in Issuer’s Form 10-Q report filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2021. The disclosure below in the Explanatory Note refers to share amounts of the Issuer prior to the Issuer’s 50:1 reverse split of its common stock which was effected October 7, 2020.

Explanatory Note: On January 30, 2019, pursuant to a Purchase Agreement for Shares of Series AA Preferred Stock dated January 7, 2019, Reporting Person purchased 1,250,000 shares of Issuer’s Series AA Preferred Stock for an aggregate purchase price of $12,500,000 as part of a larger private placement (the “Series AA Financing”). Each share of the Issuer’s Series AA Preferred Stock is convertible into shares of the Issuer’s Common Stock at a ratio of 45.45454 shares of Common Stock for one share of Series AA Preferred Stock (“Conversion Rate”) at the holder’s election. Pursuant to the terms of the Series AA Financing, the Series AA Preferred Stock will automatically convert, at the Conversion Rate, into Common Stock: (i) at any time upon the vote or consent of the holders of two thirds of the voting power of the then outstanding Series AA Preferred Stock or (ii) the amendment to Issuer’s Certificate of Incorporation to increase the number of shares of Common Stock authorized to be issued to at least 500,000,000 shares of Common Stock.

Upon the filing of Issuer’s amendment to its Certificate of Incorporation on April 26, 2019, which amendment increased the authorized number of shares of Common Stock of the Issuer to 500,000,000, the 1,250,000 shares of Series AA Preferred Stock held by Reporting Person automatically converted into 56,818,175 shares of the Issuer’s Common Stock at the Conversion Rate (the “Conversion”).

In addition, at the closing of the Series AA Financing, Issuer granted Reporting Person a call option whereby the earlier of, (i) December 31, 2020 and (ii) the date when Issuer asks Reporting Person for further financing, Reporting Person may elect to purchase up to $10,000,000 worth of shares of the Issuer’s Common Stock at a purchase price equal to the greater of: (i) $0.29 per share or (ii) 75% of the volume weighted average closing price of the Issuer’s Common Stock during the thirty (30) consecutive trading days prior to the date of the notice. In July 2019, Issuer requested that Reporting Person provide such funding as part of a larger private placement. On July 23, 2019, Reporting Person agreed to exercise the full option to purchase 34,482,758 shares of Common Stock for $0.29 per share (the “Exercise of the Option”). Since then, Reporting Person has owned an aggregate of 91,300,933 shares of Common Stock in Issuer.

Given the timing of the above transactions giving rise to this filing and the actual date of filing this Schedule, we are also disclosing the percentage of ownership (i) at the time the Series AA Preferred Stock was purchased (the “Purchase”) and at the time of the Conversion, and (iii) at the time of the Exercise of the Option. The Purchase and the subsequent Conversion as well as the Exercise of the Option would have triggered the requirements to file this Schedule and an amendment to this Schedule, respectively, since (i) the Purchase and the subsequent Conversion resulted in the Reporting Person beneficially owning more than 5% of the Common Stock of Issuer; (ii) the Exercise of the Option resulted in the Reporting Person’s acquisition of more than 1% of Common Stock of Issuer and a material increase of its ownership percentage.

•

The percentage of Common Stock beneficially owned by Reporting Person following the Purchase and the subsequent Conversion was approximately 27% of the Common Stock based on: (i) 61,866,319 shares of Common Stock outstanding as of March 27, 2019, as reported in the Issuer’s Proxy Statement on Schedule 14A, which was filed with the SEC on April 5, 2019 and (ii) 148,523,391 shares of common stock issued in the Conversion.

•

The percentage of Common Stock beneficially owned by Reporting Person following the Exercise of the Option was increased to 31.1% of the Common Stock based on 293,320,891 shares of Common Stock outstanding as of September 6, 2019, as reported in the Issuer’s Registration Statement on Form S-1/A, which was filed with the SEC on September 10, 2019.

Item 1. Security and Issuer

This statement relates to the shares of common stock (“Common Stock”) of Rezolute, Inc., a Nevada corporation (the “Issuer”), the principal executive offices of which are located at 201 Redwood Shores Parkway, Suite 315, Redwood City, CA 94065. Prior to June 18, 2021, the Issuer was incorporated in the State of Delaware.

Item 2. Identity and Background

(a-b) This statement is filed by Genexine, Inc., a South Korean company (“Genexine” or the “Reporting Person”). The principal business address of Genexine is B-4 700, Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea.

(c) The principal business of Genexine is the research and development of innovative immunotherapeutic drugs and next-generation antibody fusion proteins.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Genexine are set forth in Schedule A attached hereto (such persons included in Schedule A are referred to herein as the “Additional Persons”).

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the securities reported herein were derived from available working capital of Genexine.

Items 4. Purpose of Transaction

On January 30, 2019, pursuant to a Purchase Agreement for Shares of Series AA Preferred Stock dated January 7, 2019 (the “Purchase Agreement”), which is attached as Exhibit 99.1 hereto and incorporated herein by reference thereto, Reporting Person purchased 1,250,000 shares of Issuer’s Series AA Preferred Stock for an aggregate purchase price of $12,500,000 as part of a larger private placement (the “Series AA Financing”). Based on the terms of the Series A Preferred Stock as set forth in the Certificate of Designation filed with the Delaware Secretary of State on January 29, 2019, which is attached as Exhibit 99.2 hereto and incorporated herein by reference thereto, each share of the Issuer’s Series AA Preferred Stock is convertible into shares of the Issuer’s Common Stock at a ratio of 45.45454 shares of Common Stock for one share of Series AA Preferred Stock (“Conversion Rate”) at the holder’s election. The Series AA Preferred Stock will automatically convert, at the Conversion Rate, into Common Stock (i) at any time upon the vote or consent of the holders of two thirds of the voting power of the then outstanding Series AA Preferred Stock or (ii) the amendment to Issuer’s Certificate of Incorporation to increase the number of shares of Common Stock authorized to be issued to at least 500,000,000 shares of Common Stock.

Upon the filing of Issuer’s amendment to Certificate of Incorporation on April 26, 2019, which amendment increased the authorized number of shares of Common Stock of the Issuer to 500,000,000, the 1,250,000 shares share of Series AA Preferred Stock owned by Reporting Person automatically converted into 56,818,175 shares of the Issuer’s Common Stock at the Conversion Rate.

In addition, at the closing of the Series AA Financing and in accordance with the Purchase Agreement, Issuer granted Reporting Person a call option whereby the earlier of, (i) December 31, 2020 and (ii) the date when Issuer asks Reporting Person for further financing, Reporting Person may elect to purchase up to $10,000,000 worth of shares of the Issuer’s Common Stock at a purchase price equal to the greater of: (i) $0.29 per share or (ii) 75% of the volume weighted average closing price of the Issuer’s Common Stock during the thirty (30) consecutive trading days prior to the date of the notice. In July 2019, Issuer requested that Reporting Person provide such funding as part of a larger private placement. Pursuant to a Purchase Agreement for Shares of Common Stock dated July 23, 2019, which is attached as Exhibit 99.3 hereto and incorporated herein by reference thereto, Reporting Person exercised the full option to purchase 34,482,758 shares of Common Stock for $0.29 per share.

Reporting Person has acquired the Issuer’s securities for investment purposes and to affect and influence control of the Issuer. Pursuant to the Purchase Agreement and as conditions to the closing of the Series AA Financing, Reporting Person, together with Handok, Inc., which also purchased 1,250,000 shares of Series AA Preferred Stock in the Series AA Financing, caused the then incumbent directors of the Issuer including Hoyoung Huh, David Welch, Tae Hoon Kim and Samir Patel to resign and caused the election of Young-Jin Kim and Young Chul Sung, Ph.D as directors of the Issuer.

The information set forth in this Part 4 does not take into account the 50 for 1 reverse split of the Issuer’s common stock effected October 7, 2020.

Except as set forth above under this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 1,826,019 shares of Common Stock (the “Shares”) constituting 21.9% of the Issuer’s outstanding common stock as of May 12, 2021.

(b)    The Reporting Person holds sole power to vote and dispose of the Shares.

(c)    Other than the transactions described herein there has been no other transactions concerning the Common Stock of the Issuer effected during the past sixty (60) days.

(d)    No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Genexine or the Additional Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Purchase Agreement for Shares of Series AA Preferred Stock (Incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed by the registrant on February 14, 2019)

Exhibit 99.2	Certificate of Designation of Series AA Convertible Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed by the registrant on January 31, 2019)

Exhibit 99.3	Purchase Agreement for Shares of Common Stock (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed by the registrant on July 30, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28. 2021

Genexine, Inc.

By:	/s/ Sung June Hong

	Name:	Sung June Hong

	Title:	CFO

SCHEDULE A

Officers and Directors of Reporting Person

Note 1: The address of each individual is c/o Genexine, Inc., B-4 700, Daewangpangyo-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea, and each individual is a citizen of the Republic of Korea (South Korea).

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer
Young-Cheol Seong	Chairman & Co-CEO	See Note 1.	None
Jeong-Won Woo	President & Co-CEO	See Note 1.	None
Sung-June Hong	CFO	See Note 1.	None
Hyeok-Jong Lee	Director	See Note 1.	None
Eui-Cheol Shin	Director	See Note 1.	None
Neil Kumar Warma	Director	See Note 1.	None